UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)
                            ------------------------
                              IMPACT SYSTEMS, INC.
                            (Name of Subject Company)

                         VOITH SULZER ACQUISITION CORP.
                          VOITH SULZER PAPER TECHNOLOGY
                               NORTH AMERICA INC.
                                 J.M. VOITH A.G.
                                    (Bidders)
                            ------------------------
                         Common Stock, without par value
                         (Title of Class of Securities)

                                   452913 10 6
                      (CUSIP Number of Class of Securities)
                            ------------------------
             Paul Bouthilet, Vice President, Treasurer and Secretary
                         Voith Sulzer Acquisition Corp.
              c/o Voith Sulzer Paper Technology North America Inc.
                               2200 N. Roemer Road
                           Appleton, Wisconsin  54911
                            Telephone: (920) 731-7724
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------
                                    Copy to:
                                  Ralf R. Boer
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 271-2400

                                January 21, 1998

   CUSIP No. 452913 10 6

   1.        Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons

                  J.M. Voith AG
                  I.R.S. No.:  Not Applicable

   2.        Check the Appropriate Box if a Member of a Group
             (See Instructions)  (a)  [_]
                                 (b)  [X]
   3.        SEC Use Only

   4.        Sources of Funds (See Instructions)

                  WC

   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                 [_]

   6.        Citizenship or Place of Organization:

                  The Federal Republic of Germany

   7.        Aggregate Amount Beneficially Owned by each Reporting Person

                  10,149,813*

   8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

                                 [_]

   9.        Percent of Class Represented by Amount in Row (7)

                  93.4%*

   10.       Type of Reporting Person (See Instructions)

                  CO

   CUSIP No. 452913 10 6

   1.        Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons

                  Voith Sulzer Paper Technology of North America Inc. I.R.S. No.: Not Applicable

   2.        Check the Appropriate Box if a Member of a Group
             (See Instructions)  (a)  [_]
                                 (b)  [X]

   3.        SEC Use Only

   4.        Sources of Funds (See Instructions)

                  AF

   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                      [_]

   6.        Citizenship or Place of Organization:

                  Delaware

   7.        Aggregate Amount Beneficially Owned by each Reporting Person

                  10,149,813*

   8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

                                      [_]

   9.        Percent of Class Represented by Amount in Row (7)

                  93.4%*

   10.       Type of Reporting Person (See Instructions)

                  CO

   CUSIP No. 452913 10 6

   1.        Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons

                  Voith Sulzer Acquisition Corp.
                  I.R.S. No.:  Not Applicable

   2.        Check the Appropriate Box if a Member of a Group
             (See Instructions)  (a)  [_]
                                 (b)  [X]

   3.        SEC Use Only

   4.        Sources of Funds (See Instructions)

                  AF

   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                      [_]

   6.        Citizenship or Place of Organization:

                  California

   7.        Aggregate Amount Beneficially Owned by each Reporting Person

                  10,149,813*

   8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                      [_]


   9.        Percent of Class Represented by Amount in Row (7)

                  93.4%*

   10.       Type of Reporting Person (See Instructions)

                  CO

   ______________________

   * Excludes shares that may be issuable under the Stock Option Agreement, dated as of December 11, 1997, by and among Voith Sulzer Acquisition Corp., Voith Sulzer Paper Technology North America Inc. and Impact Systems, Inc.

             This Amendment No. 2, the final amendment, amends the joint
   Schedule 14D-1 Tender Offer Statement and Schedule 13D Statement (as amended, the "Schedule 14D-1") relating to the offer by Voith Sulzer Acquisition Corp., a California corporation (the "Purchaser") and a wholly owned subsidiary of Voith Sulzer Paper Technology North America Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, without par value, of Impact Systems, Inc., a California corporation (the "Company"), at a price of $2.75 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1997 (as amended, the "Offer to Purchase"), and in the related Letter of
   Transmittal.   Parent is a subsidiary of J. M. Voith AG, a corporation
   organized under the laws of the Federal Republic of Germany ("Voith"). Capitalized terms used but not otherwise defined herein shall have their meanings assigned in the Schedule 14D-1

   ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

             The information set forth in Item 6 of the Schedule 14D-1 and in the Offer to Purchase are hereby amended as follows:

             At 12:00 midnight, New York City time, on Tuesday, January 20, 1998 the Offer expired. Based on a preliminary count, 10,149,813 shares were tendered pursuant to the Offer, of which 60,574 shares were tendered pursuant to notices of guaranteed delivery. Effective as of 12:01 a.m. on January 21, 1998, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares resulted in Parent and its subsidiaries owning approximately 93.4% of the outstanding Shares. A copy of the press release announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

   ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

             Item 11 is hereby amended by adding the following exhibit:

             (a)(9)    Press Release issued by Parent on January 21, 1997.

                                    SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated: January 21, 1998

                                 VOITH SULZER ACQUISITION CORP.

                                 By:  /s/ Paul Bouthilet
                                 Title: Vice President, Treasurer and
                                           Secretary


                                 VOITH SULZER PAPER TECHNOLOGY NORTH
                                 AMERICA INC.

                                 By:  /s/ Paul Bouthilet
                                 Title: Chief Financial Officer and Secretary


                                 J.M. VOITH A.G.

                                 By:  /s/ Hans Muller
                                 Title: Member of Corporate Management Board